AVRA, INC.

Exchange, Ocho Rios, P.O.

St. Anna, Jamaica, West Indies

Tel: 876-975-5471

November 16, 2012

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Avra, Inc. (the “Company”)
Withdrawal of Acceleration Request dated October 25, 2012

Dear Sir/Madam:

Request is hereby made for the withdrawal of the request for acceleration of the effective date of the Company’s Registration Statement on Form S-1, File No. 333-182130, to Eastern Standard Time 2:00 P.M. on October 29, 2012.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AVRA, INC.

By:   /s/ DAVID BAILEY

        David Bailey

        President, Chief Executive Officer, and Chief Financial Officer